UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

CHOICE HOTELS INTERNATIONAL, INC.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

169905-10-6

(CUSIP Number)

Christine A. Shreve - 240-295-1600

8171 Maple Lawn Blvd, Suite 375, Fulton, MD 20759

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 28, 2013

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b) (3) or (4), check the following box  ☐.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 169905-10-6	13D	Page 2 of 4

1	Name of Reporting Person Commonweal Foundation, Inc.
2	Check the Appropriate Box if a Member of a Group* (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds N/A
5	Check Box if Disclosure of Legal Proceeding is Required Pursuant to Items 2(C) or 2(E) ☐
6	Citizenship or Place of Organization District of Columbia
Number of Shares Beneficially Owned by Each Reporting Person with:	7	Sole Voting Power 2,618,000
	8	Shared Voting Power 0
	9	Sole Dispositive Power 2,618,000
	10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 2,618,000
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares
13	Percent of Class Represented by Amount in Row (11) 4.50%
14	Type of Reporting Person Company

CUSIP No. 169905-10-6	13D	Page 3 of 4

Item 1.	Security and Issuer

(a)	Name of Issuer:

Choice Hotels International, Inc.

(b)	Address of Issuer’s Principal Executive Offices:

10750 Columbia Pike

Silver Spring, MD 20901

(c)	Title and Class of Securities:

Common Stock

Item 2.	Identity and Background

(a)	Name:

Commonweal Foundation, Inc.

(b)	Business Address:

10770 Columbia Pike, Suite 150

Silver Spring, MD 20901

(c)	Present Principal Employment:

N/A

(d)	Record of Convictions:

During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors.)

(e)	Record of Civil Proceedings:

During the last five years, the Reporting Person was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating such activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Citizenship:

N/A

Item 3.	Source and Amount of Funds or Other Consideration

The Reporting Person utilized no funds in the acquisition of the securities of the Issuer triggering the filing of this 13D.

Item 4.	Purpose of Transaction

On January 28, 2013, the Reporting Person sold shares of the Issuer which resulted in an aggregate reduction of 1% in its ownership of the shares of the Issuer since last reported.

Item 5.	Interest in Securities of the Issuer

(a)	Amount and percentage beneficially owned:

Reporting Person:

2,618,000 shares

CUSIP No. 169905-10-6	13D	Page 4 of 4

(b)	Number of shares as to which such person has:

(i) Sole Voting Power	2,618,000

(ii) Shared Voting Power	0

(iii) Sole Dispositive Power	2,618,000

(iv) Shared Dispositive Power	0

(c)	A schedule of transactions effected in the last sixty days is as follows:

11/29/2012 sold 8,217 shares @ $32.50

11/30/2012 sold 5,783 shares @ $32.5002

12/3/2012 sold 3,000 shares @ $32.5367

12/6/2012 sold 6,500 shares @ $32.6316

12/7/2012 sold 500 shares @ $32.67

12/10/2012 sold 1,000 shares @ $32.609

12/11/2012 sold 900 shares @ $32.5767

12/12/2012 sold 2,000 shares @ $32.578

12/13/2012 sold 2,000 shares @ $32.543

12/14/2012 sold 2,000 shares @ $32.8235

12/17/2012 sold 3,000 shares @ $33.2059

12/18/2012 sold 2,000 shares @ $33.3276

12/19/2012 sold 2,000 shares @ $33.3675

12/20/2012 sold 2,000 shares @ $33.3635

12/21/2012 sold 8,100 shares @ $33.4407

1/2/2013 sold 1,600 shares @ $34.444

1/3/2013 sold 2,100 shares @ $34.7005

1/4/2012 sold 1,600 shares @ $34.7156

1/7/2013 sold 1,600 shares @ $34.5519

1/8/2013 sold 5,000 shares @ $34.4687

1/9/2013 sold 3,100 shares @ $34.9119

1/10/2013 sold 1,600 shares @ $34.8628

1/11/2013 sold 1,600 shares @ $34.8329

1/14/2013 sold 1,600 shares @ $34.8209

1/15/2013 sold 1,600 shares @ $34.9969

1/16/2013 sold 1,600 shares @ $34.8772

1/17/2013 sold 1,600 shares @ $35.1881

1/18/2013 sold 1,600 shares @ $35.4713

1/22/2013 sold 1,600 shares @ $35.5723

1/23/2013 sold 1,600 shares @ $35.5848

1/24/2013 sold 1,600 shares @ $35.9381

1/25/2013 sold 1,000 shares @ $35.9230

1/28/2013 sold 1,000 shares @ $35.9730

d)	Ownership of more than five percent on behalf of Another Person:

Not applicable.

(e)	Ownership of Less than Five Percent:

As a result of the transactions described herein and other sales by the Reporting Person since the date of its last filing, the Reporting Person ceased to be the beneficial owner of more than 5% of the securities of the Issuer.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

N/A

Item 7.	Material to be Filed as Exhibits

N/A

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 4, 2013

/s/ Commonweal Foundation, Inc.
Commonweal Foundation, Inc.

BY:	/s/ Christine A. Shreve
Christine A. Shreve, Attorney-in-fact